Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Amphastar Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, subscription rights, purchase contracts, and units, and to the incorporation by reference therein of our reports dated March 15, 2021, with respect to the consolidated financial statements of Amphastar Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of Amphastar Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

November 9, 2021